SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

293614103

(CUSIP Number of Class of Securities)

Manoussos Perros, Ph.D.

Chief Executive Officer

Entasis Therapeutics Holdings Inc.

35 Gatehouse Drive

Waltham, MA 02451

(781) 810-0120

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Matthew C. Franker Covington & Burling LLP 850 10th St NW, Washington, DC 20001 (202) 662-6000	Elizabeth M. Keiley General Counsel Entasis Therapeutics Holdings Inc. 35 Gatehouse Drive Waltham, Massachusetts 02451 (781) 810-0120

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$2,145,464	$234.07

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of common stock of Entasis Therapeutics Holdings Inc. that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,610,089 shares of common stock of Entasis Therapeutics Holdings Inc. and have an aggregate value of $2,145,464 as of June 16, 2021, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $234.07	Filing party: Entasis Therapeutics Holdings Inc.

Form or Registration No.: 005-90651	Date Filed: June 17, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2021 (the “Schedule TO”), by Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer to exchange eligible stock options for replacement options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated June 17, 2021 (the “Offer to Exchange”). This Amendment is filed to report the final results of the Offer to Exchange.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

Additional Information. The Offer to Exchange expired at 5:00 p.m., Eastern time, on July 16, 2021. Pursuant to the Offer to Exchange, as of the expiration of the Offer to Exchange, 44 eligible participants tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 1,562,752 shares of the Company’s common stock, representing approximately 97% of the total shares of the Company’s common stock underlying the eligible options held by eligible participants. On July 16, 2021, immediately following the expiration of the Offer to Exchange, the Company granted replacement options to purchase 1,148,572 shares of common stock (the “replacement options”) in exchange for the tendered eligible options, which were cancelled. The exercise price per share of the replacement options granted pursuant to the Offer to Exchange was $2.44 per share, which was the closing price per share of the Company’s common stock on the Nasdaq Global Market on the date of grant of the replacement options. The vesting terms of the replacement options are described in detail in the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: July 19, 2021

ENTASIS THERAPEUTICS HOLDINGS INC.

By:	/s/ Elizabeth M. Keiley

Name: Elizabeth M. Keiley
Title: General Counsel